Filed pursuant to Rule 424(b)(3)
Registration No. 333-233875

Prospectus

Nine Energy Service, Inc.

5,000,000 Shares of Common Stock

This prospectus relates to the offering and resale by the selling stockholders identified herein (the “Selling Stockholders”) of up to 5,000,000 shares (the “offered shares”) of common stock, par value $0.01 per share (“common stock”), of Nine Energy Service, Inc. (“Nine,” the “Company,” “we” or “us”), from time to time in amounts, at prices and on terms that will be determined at the time of the applicable offering. We are not selling any shares of common stock under this prospectus, and we will not receive any of the proceeds from the sale of the offered shares.

The Selling Stockholders may offer and sell the offered shares to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. The price at which the Selling Stockholders may sell the offered shares will be determined by the prevailing market for the offered securities or in negotiated transactions that may be at prices other than prevailing market prices. See “Plan of Distribution” elsewhere in this prospectus for more information about how the Selling Stockholders may sell or otherwise dispose of the offered shares. Our registration of the offered shares does not mean that the Selling Stockholders will offer or sell any shares of our common stock.

Our common stock is listed on The New York Stock Exchange (“NYSE”) under the symbol “NINE.” On November 13, 2019, the last reported sale price of our common stock was $5.59 per share.

Investing in our shares involves a number of risks. See “Risk Factors” on page 3 to read about factors you should carefully consider before investing in our common stock.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 14, 2019.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we are filing with the SEC using a “shelf” registration process. Under this process, using this prospectus and, if required, one or more prospectus supplements, the Selling Stockholders may, from time to time, offer and sell the shares of our common stock covered by this prospectus in one or more offerings.

This prospectus provides you with a general description of the shares of our common stock that the Selling Stockholders may offer. Each time the Selling Stockholders sell shares of our common stock, we will, to the extent required by law, provide a prospectus supplement that contains specific information about the terms of that offering. Prospectus supplements may also add, update or change information contained in this prospectus. If the description of the offering varies between any prospectus supplement and this prospectus, you should rely on the information in the applicable prospectus supplement.

You should assume that the information appearing in this prospectus and any accompanying prospectus supplement is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

Before making an investment in our common stock, you should carefully read this prospectus, any applicable prospectus supplement and any applicable free writing prospectus, together with the information incorporated and deemed to be incorporated by reference herein as described under “Incorporation of Certain Information by Reference” and the additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

ii

FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the documents incorporated by reference may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are subject to a number of risks and uncertainties, many of which are beyond our control. All statements other than statements of historical fact, including those regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management, are forward-looking statements. Forward-looking statements can be identified by terms such as “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “may,” “continue,” “predict,” “potential,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

All forward-looking statements speak only as of the date of the document in which they are contained; we disclaim any obligation to update these statements unless required by law, and we caution you not to place undue reliance on them. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk Factors” in our most recent Annual Report on Form 10-K. These factors, some of which are beyond our control, include the following:

•	the level of capital spending and well completions by the onshore oil and natural gas industry;

•	oil and natural gas commodity prices;

•	general economic conditions;

•	our ability to employ, or maintain the employment of, a sufficient number of key employees, technical personnel and other skilled and qualified workers;

•	our ability to implement price increases or maintain existing prices on our products and services;

•	pricing pressures, reduced sales or reduced market share as a result of intense competition in the markets for our composite and dissolvable plug products;

•	our ability to accurately predict customer demand;

•

conditions inherent in the oilfield services industry, such as equipment defects, liabilities arising from accidents or damage involving our fleet of trucks or other equipment, explosions and uncontrollable flows of gas or well fluids, and loss of well control;

•	our ability to implement new technologies and services;

•	seasonal and adverse weather conditions;

•	changes in laws or regulations regarding issues of health, safety and protection of the environment, including those relating to hydraulic fracturing, greenhouse gases and climate change; and

•

our ability to successfully integrate the assets and operations that we acquired with our acquisition of Magnum Oil Tools International, LTD, Magnum Oil Tools GP, LLC and Magnum Oil Tools Canada Ltd. (collectively, “Magnum” and such acquisition, the “Magnum Acquisition”) and realize anticipated revenues, cost savings or other benefits of such acquisition.

Additional risks or uncertainties that are not currently known to us, that we currently deem to be immaterial, or that could apply to any company could also materially adversely affect our business, financial condition, or future results.

These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

iii

SUMMARY

Nine Energy Service, Inc. is an oilfield services company that offers completion solutions within North America and abroad. We partner with our exploration and production customers to design and deploy downhole solutions and technology to prepare horizontal, multistage wells for production. We focus on providing our customers with cost-effective and comprehensive completion solutions designed to maximize their production levels and operating efficiencies. We believe our success is a product of our culture, which is driven by our intense focus on performance and wellsite execution as well as our commitment to forward-leaning technologies that aid us in the development of smarter, customized applications that drive efficiencies.

Corporate Information

Our principal executive offices are located at 2001 Kirby Drive, Suite 200, Houston, Texas 77019, and our telephone number at that location is (281) 730-5100. Our website can be found at www.nineenergyservice.com. The information contained on our website or that can be accessed through our website is not part of this prospectus and you should not rely on that information when making a decision whether to invest in our common stock.

THE OFFERING

Common stock outstanding as of September 16, 2019	29,362,924 shares

Common stock offered by the Selling Stockholders	5,000,000 shares

Terms of the offering	The Selling Stockholders will determine when and how they sell the shares of common stock offered in this prospectus, as described in “Plan of Distribution.”

Use of proceeds	We will not receive any of the proceeds from the sale of the shares of common stock being offered in this prospectus. See “Use of Proceeds.”

NYSE symbol	Our common stock is listed on the NYSE under the symbol “NINE.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties incorporated by reference to our most recent Annual Report on Form 10-K. You should also consider any risks and uncertainties described under the caption “Risk Factors” in any applicable prospectus supplement and in any document that we file with the SEC after the date of this prospectus that is incorporated by reference herein. Our business, financial condition, results of operations or prospects could be materially adversely affected by any of these risks. The market or trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. Please note that additional risks not presently foreseen by us or that we currently deem immaterial may also impair our business and operations.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the offered shares by the Selling Stockholders. All shares of common stock offered by this prospectus are being registered for the account of the Selling Stockholders.

SELLING STOCKHOLDERS

This prospectus relates to the possible resale by the Selling Stockholders of up to 5,000,000 shares of our common stock, all of which were issued by the Company to the Selling Stockholders as part of the purchase price in the Magnum Acquisition. On October 25, 2018, pursuant to the terms of a Securities Purchase Agreement dated October 15, 2018 (as amended to date, the “Magnum Purchase Agreement”), the Selling Stockholders sold to us all of the equity interests of Magnum for approximately $334.5 million in upfront cash consideration, subject to customary adjustments, and 5,000,000 million shares of our common stock. The Magnum Purchase Agreement also includes the potential for additional future payments in cash to the Selling Stockholders of (i) up to 60% of net income (before interest, taxes, and certain gains or losses) for the “E-Set” tools business in 2019 through 2026 and (ii) up to $25.0 million based on sales of certain dissolvable plug products in 2019.

In connection with the Magnum Acquisition, the Company and the Selling Stockholders entered into a registration rights agreement, dated as of October 25, 2018 (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Selling Stockholders have certain piggyback rights with respect to certain other underwritten offerings conducted by the Company for its own account or other stockholders of the Company. The Majority Holders (as defined in the Registration Rights Agreement) have the right to require the Company to prepare and file a “shelf” registration statement under the Securities Act to permit the resale of the Registrable Securities (as defined in the Registration Rights Agreement) from time to time as permitted by Rule 415 under the Securities Act (the “Shelf Registration Statement”), subject to certain requirements and exceptions. The registration statement of which this prospectus is a part is being filed pursuant to the exercise of such right. In addition, pursuant to the Registration Rights Agreement, the Majority Holders are able to make up to two written requests (each, an “Underwritten Shelf Takedown Demand”) to distribute all or a portion of their Registrable Securities in an Underwritten Offering (as defined in the Registration Rights Agreement); provided, however, that if (i) the Shelf Registration Statement is not effective or otherwise not available for the offer or sale of Registrable Securities for at least 18 months between February 1, 2019 and January 31, 2021, then the Majority Holders will have the right to one additional Underwritten Shelf Takedown Demand and (ii) if the total number of Registrable Securities to be sold or otherwise distributed in any such Underwritten Offering by the Participating Holders (as defined in the Registration Rights Agreement) is cutback to less than 50% of the Registrable Securities requested for distribution by the Participating Holders, then such Underwritten Offering shall not be counted for purposes of the Majority Holders’ right to two Underwritten Shelf Takedown Demands. Pursuant to the Registration Rights Agreement, the Company will pay all Registration Expenses (as defined in the Registration Rights Agreement). The Registration Rights Agreement contains customary indemnification and contribution provisions by the Company for the benefit of the other parties to the Registration Rights Agreement; each such party has also agreed to indemnify the Company in respect of information provided in writing by such party to the Company expressly for use in connection with such registration or offering; provided that such indemnification will be limited to the net proceeds actually received by such party from the sale of Registrable Securities. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the form of the Registration Rights Agreement, which is incorporated by reference herein.

The shares covered hereby may be offered from time to time by the Selling Stockholders. The Selling Stockholders may sell some, all or none of their shares covered hereby. We do not know how long the Selling Stockholders will hold the offered shares before selling them, and, other than as set forth herein, we currently have no agreements, arrangements or understandings with the Selling Stockholders regarding the sale or other disposition of any of the shares. In addition, except as otherwise disclosed herein, the Selling Stockholders do not have, and within the past three years have not had, any position, office or other material relationship with us.

When we refer to the “Selling Stockholders” in this prospectus, we mean the individual and the entities listed in the table below, and the pledgees, donees, transferees, assignees, successors and others who later come to hold any of the offered shares other than through a public sale.

The following table sets forth, as of the date of this prospectus, the name of the Selling Stockholders, the number of shares of common stock that the Selling Stockholders may offer pursuant to this prospectus and the shares of our common stock owned by the Selling Stockholder before and after the offering. Information with respect to beneficial ownership is based on information obtained from such Selling Stockholder. The percentage of common stock owned by the Selling Stockholders, both before and after the offering, is based on 29,362,924 shares of common stock outstanding as of September 16, 2019. Information with respect to shares beneficially owned after the offering assumes the sale of all the shares offered and no other purchases or sales of common stock.

	Shares Owned Before the Offering			Shares Owned After the Offering
Name	Number of Shares	Percentage of Outstanding Shares	Number of Shares Being Offered	Number of Shares	Percentage of Outstanding Shares
Warren Lynn Frazier(1)	4,738,514	16.1%	4,738,514	—	—
Garrett Lynn Frazier 2018 DG Trust(2)	56,118	*	56,118	—	—
Derrick Chase Frazier 2018 DG Trust(2)	56,118	*	56,118	—	—
Frazier Family Foundation, Inc.(3)	149,250	*	149,250	—	—

*	Less than 1%.
(1)	Warren Lynn Frazier is an employee of the Company.
(2)

Leah Schexnayder-Delaune, as trustee of the Garrett Lynn Frazier 2018 DG Trust and the Derrick Chase Frazier 2018 DG Trust, is the natural person with voting and dispositive power over these shares of common stock. Leah Schexnayder-Delaune disclaims beneficial ownership of these securities.

(3)

Warren Lynn Frazier, Garrett Lynn Frazier and Derrick Chase Frazier are members of the board of directors of Frazier Family Foundation, Inc. and are the natural persons with voting and dispositive power over these shares of common stock. Warren Lynn Frazier, Garrett Lynn Frazier and Derrick Chase Frazier disclaim beneficial ownership of these securities.

PLAN OF DISTRIBUTION

The offered shares are being registered to permit the Selling Stockholders (which as used herein means the entities listed in the table included in “Selling Stockholders” and the pledgees, donees, transferees, assignees, successors and others who later come to hold any of the offered shares as a result of a transfer not involving a public sale) to offer and sell the offered shares from time to time after the date of this prospectus. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. We will not receive any of the proceeds from the offering by the Selling Stockholders of the offered shares. We will bear the fees and expenses incurred by us in connection with our obligation to register the offered securities pursuant to the Registration Rights Agreement. If the shares are sold through underwriters or broker-dealers, we will not be responsible for underwriting discounts or commissions or agents’ commissions.

The Selling Stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	on the NYSE or any other national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	one or more underwritten offerings;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; and

•	in any combination of the above or by any other legally available means.

A Selling Stockholder may, from time to time, pledge or grant a security interest in some of the shares of common stock owned by it and, if the Selling Stockholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares, from time to time, under this prospectus, or under an amendment or supplement to this prospectus amending the list of the Selling Stockholders to include the pledgee, transferee or other successors in interest as the Selling Stockholders under this prospectus. In connection with the sale of our common stock or interests therein, a Selling Stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. A Selling Stockholder may also sell our common stock short and deliver these securities to close out their short positions, or loan or pledge our common stock to broker-dealers that in turn may sell these securities. A Selling Stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). A Selling Stockholder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders also may resell a portion of the offered shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or pursuant to other available exemptions from the registration requirements of the Securities Act.

The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of our common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the common stock may be underwriting discounts and commissions under the Securities Act. If the Selling Stockholders are “underwriters” within the meaning of Section 2(11) of the Securities Act, then the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us and the Selling Stockholders, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

To the extent required, the common stock to be sold, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, and any applicable discounts, commissions, concessions or other compensation with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

To facilitate the offering of the common stock offered by the Selling Stockholders, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. This may include over-allotments or short sales, which involve the sale by persons participating in the offering of more shares than were sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of our common stock by bidding for or purchasing shares in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if shares sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

LEGAL MATTERS

Kirkland & Ellis LLP, Houston, Texas will pass upon the validity of the common stock offered hereby on our behalf. If any legal matters relating to offerings made in connection with this prospectus are passed upon by counsel for underwriters, dealers or agents, such counsel will be named in the prospectus supplement relating to any such offering.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2018 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of Magnum included as Exhibit 99.1 and Exhibit 99.2 of Amendment No. 1 to the Current Report on Form 8-K filed by the Company on January 10, 2019 have been incorporated in this prospectus in reliance on the report of Fisher, Herbst & Kemble, P.C., an independent public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public through the Internet at the SEC’s website at http://www.sec.gov.

We also make available free of charge on our website at www.nineenergyservice.com all of the documents that we file with the SEC as soon as reasonably practicable after we electronically file those documents with the SEC. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider such information as part of this prospectus.

This prospectus is part of a registration statement that we filed with the SEC and does not contain all of the information in the registration statement. The full registration statement, including exhibits to the registration statement, provides additional information about us and the common stock offered under this prospectus and may be obtained from the SEC or us, as provided above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus. We have previously filed the following documents with the SEC and are incorporating them by reference into this prospectus (other than portions of these documents that are either (i) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K or (ii) deemed to have been furnished and not filed in accordance with SEC rules, including pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01), unless otherwise indicated therein):

•	our Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 7, 2019;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed with the SEC on May 8, 2019;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed with the SEC on August 12, 2019;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the SEC on November 12, 2019;

•	our Current Reports on Form 8-K filed with the SEC on January 10, 2019, May 8, 2019 and September 6, 2019;

•	our Definitive Proxy Statement on Schedule 14A, filed on April 15, 2019; and

•

the description of our common stock included in the Registration Statement on Form 8-A, filed with the SEC on January 16, 2018 (File No. 001-38347), including any subsequent amendment or any report filed for the purpose of updating such description.

We also incorporate by reference any future filings made by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are either (i) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K or (ii) deemed to have been furnished and not filed in accordance with SEC rules, including pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01), unless otherwise indicated therein) after the date of this prospectus and before the termination of the offering under this prospectus. The most recent information that we file with the SEC automatically updates and supersedes more dated information.

You can obtain a copy of any documents that are incorporated by reference in this prospectus or any prospectus supplement at no cost, by writing or telephoning us at:

Nine Energy Service, Inc.

2001 Kirby Drive, Suite 200

Houston, Texas 77019

(281) 730-5100

Attention: Investor Relations